Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Mountain Province Diamonds Provides Update on Gahcho Kue Project

     Shares Issued and Outstanding: 59,895,481
     TSX: MPV
     AMEX: MDM

     TORONTO and NEW YORK, Dec. 16 /CNW/ - Mountain Province Diamonds Inc
("the Company") today provided an update on progress at the Gahcho Kue diamond project in Canada's Northwest Territories, which is a joint venture between the Company (49%) and De Beers Canada Inc (51%).

     Resource Drilling
     Following completion of the 2008 Tuzo bulk sampling program, the Joint
Venture has now concluded the resource drilling at the Gahcho Kue project.
Attention has now turned to completion of updated geology and resource models.

     Gahcho Kue Geology and Resource Models
     The Joint Venture has retained AMEC Americas Limited ("AMEC") to produce a NI 43-101 Technical Report updating the Gahcho Kue geology and resource models. AMEC will produce an independent report for Mountain Province, which will be in a form that the Company will be able to release to shareholders.
The updated Technical Report is expected to be completed by the end of the first quarter of 2009.

     Proposed Feasibility Study
     The Joint Venture has received a proposal from an independent engineering firm to produce a NI 43-101 definitive feasibility study for the Gahcho Kue project. The proposal is currently under consideration by the Joint Venture partners.

     Permitting
     In view of the proposed feasibility study, the results of which are expected to impact on the final project description, the Project Operator, De
Beers Canada, has advised the Mackenzie Valley Environmental Impact Review
Board that submission of the Gahcho Kue Environmental Impact Statement will be deferred pending the completion of an updated project description. No fixed date has been set for completion of the project description.

     Located in Canada's Northwest Territories, Gahcho Kue is one of the
largest new diamond projects under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne
(approximately 23.6 million carats) and an inferred resource of approximately
17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kue is currently in the permitting stage of development.
Mineral resources that are not mineral reserves do not have demonstrated economic viability.
     Mountain Province Diamonds (49 percent) is a joint venture partner with
De Beers Canada Inc (51 percent) in the Gahcho Kue project. De Beers is the operator of the project and can be called on to fund the project through to commercial production.

     Qualified Person
     This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

     Forward-Looking Statements
     This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

     %CIK: 0001004530

     /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
     (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 14:52e 16-DEC-08